

October 18, 2011

Via e-mail
Mr. David Dreyer
Executive Vice President, Chief Financial Officer, and Secretary
Patient Safety Technologies, Inc.
2 Venture Plaza
Suite 350
Irvine, California 92618

> **Re:    Patient Safety Technologies, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed April 14, 2011**
> **File No. 001-09727**

Dear Mr. Dreyer:

We have reviewed your response dated October 5, 2011 and filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 8.  Financial Statements and Supplementary Data

1.      We note that several of your comments referred us to information contained in your Forms 8-K.  Notwithstanding the prior disclosures in the Form 8-K, please ensure that the disclosures in the notes to your financial statements are complete and include any required descriptions of the transactions and agreements.

Note 3.  Basis of Presentation and Summary of Significant Accounting Policies

Principles of Consolidation, page 35

2.      Further to our prior comment 1 and your response thereto, as previously requested, please amend the Form 10-K to address your consolidation policy for all periods presented. Refer to ASC 810-10-50-1.

Revenue Recognition, page 36

3.      Further to your response to prior comment 2, please provide a more detailed description of the rebate policy with Cardinal Health whereby you guarantee minimum gross margins on their sales.  Tell us the significant terms of the agreement relating to guarantee.

4.      Further, with respect to your accounting policy, please explain why you believe the rebate amounts are reasonably estimable, the periods over which the rebate process occurs, the nature and length of your historical experience with the rebates, and why you believe the transactions are relatively homogeneous.

Note 12.  Equity Transactions, page 49

5.      Further to your responses to prior comments 4 and 5, please respond to the following:

- Tell us whether you revalued the warrants to fair value on the date of the exchange.
- Summarize for us the original terms of the warrants.
- Provide us an example of your first exchange offer whereby the warrant holders could have elected to receive an equivalent number of shares of common stock calculated based on the number of warrants the holder was willing to give up measured using a Black-Scholes-based methodology chosen by the Company.
- Provide us an example of your second exchange offer whereby the warrant holder could have elected to purchase shares of the Company's common stock for cash, using their outstanding warrants as valued by Black-Scholes as a credit towards the total purchase price of the shares purchased.

Note 13.  Warrants and Warrant Derivative Liability, page 50

6.      Further to your response to prior comment 7 with respect to the January 2, 2009 transaction where you issued additional warrants, please respond to the following:

- Confirm that you have accounted for all warrants with these terms as a derivative liability which is reflected at fair value each period using the valuation method disclosed on page 52 (Monte Carlo simulation).  Please also confirm that the valuation takes into account the terms of the warrants discussed in your response.

- Tell us the terms of the new warrants issued and whether they have the same anti-dilution features of the old warrants. We note that you accounted for the new warrants within equity and valued them using the Black-Scholes method.

7.    With respect to your response to comment 8, we note the disclosure on page 50 which states that the allocation between the debt and warrants was based on relative fair values. Given that you classified the warrants as derivative liabilities at fair value, please explain your disclosure and reconcile to your response.

8.    With respect to your responses to prior comments 9, 10, 13 and 14, please respond to the following:

- Explain why Cardinal Health made a $2 million payment to A Plus under the agreement. We note that as a result of this payment you reduced (debited) your accounts payable to A Plus. Please explain why. Please also identify for us the account you credited and explain why.
- Tell us why you did not record the $2.4 million expense related to the warrants as a reduction of revenue instead of recording it in other non-operating expenses. Tell us how you considered ASC 605-50-45.
- Explain why you included the right to re-purchase the inventory from Cardinal Health and the terms that prevent Cardinal Health from selling the $10 million stocking order until January 2012 in the agreement.
- Tell us whether Cardinal Health expects that you will repurchase the inventory or whether it is otherwise probable that you will repurchase the inventory due to business or other reasons.
- Explain how you considered the terms which prevent Cardinal Health from selling the $10 million stocking order until January 2012 in your accounting.

Note 16.  Related Party Transactions, page 53

9.    Further to your responses to prior comments 11 and 12, please respond to the following:

- Tell us in more detail how you reached your conclusions under ASC 605-45-45. For example, explain why you believe the company has inventory risk, etc.
- Explain why the agreement was changed so that the company now takes title to the inventory at A Plus warehouse in Chino, California.

You may contact Kate Tillan, Assistant Chief Accountant, at (202) 511-3604 or me at (202) 551-3671 with any questions.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant